Exhibit 99.1

COPERNIC ANNOUNCES QUEBEC RENEWABLE ENERGY PROJECT

Quebec, Canada, April 30, 2010 – Copernic Inc. (“Copernic”) (NASDAQ: CNIC) is pleased to announce that Newlook Industries Corporation has reached agreement with local developers to secure land and facilities for the construction of a methane gas power generation plant in Quebec (the “Agreement”).

Newlook intends to incorporate the Agreement into the transaction between Sunbay Canada Corporation (“Sunbay Canada”) and Copernic as previously announced on February 12, 2010.  Copernic confirms that its planned closing of the Sunbay transaction will be temporarily delayed due to the inclusion of the Quebec power generation development Agreement.  The transaction is subject to regulatory approval.

The Agreement is a first step to the conversion of biomass and residential waste to energy.  The process plans to utilize Turbo Plasma Technology for the destruction of harmful emissions.  The Agreement is conditional upon receipt of a satisfactory power purchase agreement.

Mr. Ferland, Chief Executive Officer of Copernic stated: “This Agreement is very positive for the Sunbay transaction, however additional time would be required to conclude the transaction”.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties www.copernic.com and www.mycopernic.com. With its award winning Copernic Desktop Search software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user's PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682
Telephone:  (418) 527-0528 ext. 1013
Email:  mferland@copernic.com
Website:  www.copernic.com